September 20, 2013

BY EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orthofix International N.V.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 8-K filed July 30, 2013

SEC File No. 0-19961

Dear Mr. James:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the follow-up letter of comment, dated September 5, 2013 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Corporation Finance Staff”) of the Securities and Exchange Commission (the “Commission”). For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 8-K dated July 29, 2013

1.	Please expand your response from your August 27, 2013 letter to clearly describe to us the nature of the revenue recognition matters being investigated. In this regard, discuss the nature of the ‘certain documentation’ you identified that raised questions regarding whether the company’s original accounting treatment of certain transactions was correct. Explain the nature of your concerns and tell us what accounting literature was not applied correctly.

Mr. Martin James

September 20, 2013

Response:

As part of the process described in the Company’s August 27, 2013 letter to the Corporation Finance Staff (the “Prior Response Letter”), the Company’s internal finance department focused attention on certain transactions that had occurred, and for which revenue was recorded, in 2011 and 2012, particularly, a sales transaction that had occurred in the second quarter of 2012 for which a subsequent return had been made in the second quarter of 2013. During this process, the Company’s internal finance department evaluated documentation concerning prior transactions that were accounted for on an accrual basis. This documentation included transactional documents, as well as other communications exchanged between Company personnel and its customers. Such documentation raised questions regarding whether, notwithstanding the terms set forth in written contracts, the Company’s sales to such parties may have been subject to side agreements or other understandings that, in turn, caused the Company to reconsider whether it had properly recognized revenue pursuant to Staff Accounting Bulletin No. 104. These documents are responsive to requests that, as previously disclosed, the Company has received from the staff of the Division of Enforcement of the Commission (the “Enforcement Staff”). The audit committee (“Audit Committee”) of the Company’s board of directors (the “Board”) is this week beginning to produce to the Enforcement Staff documents responsive to those requests. The Audit Committee’s independent review of these matters, which is being conducted with the assistance of outside professionals, is expected to include a review of these and other Company records. As previously described, the Audit Committee’s review remains at a preliminary stage, and the scope of the review will continue to be assessed in light of information brought to its attention by the Company’s management, outside auditors, the Enforcement Staff and other sources.

2.	Please also explain why at this time the company believes that the revenue recognition errors are isolated to periods on or after January 1, 2011.

Response:

The Company reported in its current report on Form 8-K dated August 6, 2013 that, to such date, the Audit Committee has concluded that certain revenues recognized in 2011 and 2012 should not have been recognized or should not have been recognized during the periods in which they were recognized, and as a result of the foregoing, that the Company’s previously issued financial statements with respect to 2011, 2012 and the first quarter of 2013 should no longer be relied upon. In such current report on Form 8-K, the Company further stated: “The Audit Committee is continuing its review. At this time, the Company cannot predict… whether additional periods beyond those referenced

Mr. Martin James

September 20, 2013

above will be affected.” The Company’s current report on Form 8-K dated August 19, 2013 further states that the Company has received requests from the Enforcement Staff for documents and other information covering periods ending prior to January 1, 2011, and that the scope of the Audit Committee’s review will continue to be assessed in light of, among things, information brought to its attention by the Enforcement Staff.

As stated in the last paragraph of the comment response contained in the Prior Response Letter, the Company (through the Board and the Audit Committee) continues to periodically assess its obligations under Item 4.02 of Form 8-K in connection with the Audit Committee’s review of these matters. For the avoidance of doubt, given that the Company’s prior Item 4.02 non-reliance determination disclosure covered all previously issued Company financial statements for periods beginning on or after January 1, 2011, such continuing assessment referenced in the last paragraph of the Prior Response Letter’s comment response refers to those periods ending prior to January 1, 2011.

Though the Audit Committee’s review remains at a preliminary stage, and the scope of the review is continuing to be assessed as described above, as of the date of this response, no conclusion has been reached that any periods ending prior to January 1, 2011 have been materially misstated. To the extent that the Company (through the Board, the Audit Committee or otherwise) concludes in the future that any of the Company’s financial statements for periods ending prior to January 1, 2011 should no longer be relied upon as contemplated by Item 4.02 of Form 8-K, the Company will promptly report such conclusion publicly via the filing of a current report on Form 8-K.

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If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2599. Thank you for your assistance.

Sincerely,

/s/ Emily V. Buxton

Emily V. Buxton
Chief Financial Officer
Orthofix International N.V.

Cc:	David Burton, Staff Accountant

Kate Tillan, Assistant Chief Accountant